Sutcliffe Resources Ltd.
Management's Discussion & Analysis
For the three and twelve months ended December 31, 2006

GENERAL

The following discussion and analysis of the operations, results, and financial position of Sutcliffe Resources Ltd. (“Sutcliffe” or “the Company”) for the three and twelve months ended December 31, 2006, should be read in conjunction with the Company’s audited Financial Statements for the year ended December 31, 2006 and the Company’s audited Financial Statements for the year ended December 31, 2005.

Unless otherwise noted, amounts are in Canadian dollars.

FORWARD LOOKING STATEMENTS

Certain information contained or incorporated by reference in this 2006 MD&A, including any information as to our future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intends”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada and in the Russian Federation; business opportunities that may be presented to, or pursued by, us; operating or technical difficulties in connection with mining or development activities; employee relations; litigation; the speculative nature of exploration and development, including the risks of obtaining necessary licenses and permits; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks. Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this 2006 MD&A are qualified by these cautionary statements.

We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable laws.

SR MD&A 06 Annual Dec 31

DATE

This MD&A covers the three and twelve months ended December 31, 2006 and was prepared June 30, 2007.

OVERALL PERFORMANCE

While gold exploration remains the core business of the Company with a primary focus to become a mid-tier gold producer, 2006 was a year of transition for Sutcliffe Resources. Following a strategic review in May, the Company decided to refocus its exploration activities from British Columbia, Canada to the Russian Federation. Consequently, during the second half of 2006, Sutcliffe assembled four gold exploration projects in the Russian Far East and initiated a major equity financing.

Operations highlights for the year ended December 31, 2006 included:

•

The Company was awarded two exploration properties (each with a 20 year mining license) in the Federal Subsoil Agency auction held August 17, 2006, in Anadyr, Chukotka autonomous district through its exclusive rights with ZAO Chukot Gold as follows:

	o	Elvenei, located in central Chukotka with a successful bid of US$1.2 million ($1,439,404).

	o	Tumannoye in the northern part of the Chukotski peninsula with a successful bid of US$1.1 million ($1,341,875).

•	The accounting of ZAO Chukot Gold as a Variable Interest Entity (“VIE”) during the year ended December 31, 2006 and subsequent to the year end as a wholly-owned subsidiary.

•	The expending of $2,489,836 on equipment purchases (bulldozers, drills and camp facilities) in preparation for the 2007 exploration season on the Chukotka properties.

•

The appointment of Dr. John Tichotsky to its board of directors in November of 2006. Dr. Tichotsky, a consulting economist, has worked in Russia since 1988 and is currently an international policy advisor to Roman Abramovich, the Governor of Chukotka.

•

The announcement in November 2006 on the Company’s intention to purchase a 51% interest in ML Ltd. ML Ltd. is a Russian exploration company that wholly owns two mining licenses, the Ozherelie and Ykanskoye gold projects, located in the Irkutsk Oblast region of East Siberia, Russia.

•

In late December 2006 the Company closed the first tranche of the $30,000,000 financing in the amount of 21,590,000 subscription receipts at $1.00 per subscription receipt raising aggregate gross proceeds of $21,590,000. Funds in the amount of $12 million were advanced to the Company in order to make the initial payment to the ML Ltd. shareholders. The balance of the funds were held in trust pending the completion of the 51% acquisition of ML Ltd.

SR MD&A 06 Annual Dec 31

  As a subsequent event, in January 2007 the balance of the $30,000,000 placement was also closed, and the 51% acquisition of ML Ltd. was completed.

  In view of the Company’s change in geographical focus to Russia and the poor preliminary drilling results, it was decided to write-down $3,359,586 on its Beale Lake, British Columbia investment until such time as it is able to devote the time and financial resources to properly assess the further mineral potential of the property.

Financial highlights for the year ended December 31, 2006 included:

  The raising of $4,177,537 through private placements, $5,436,116 through exercising warrants and $96,250 through the exercising of stock options.

  The announcement in November of 2006 on an equity financing of $25,000,000 which was increased to $30,000,000 due to demand and completed in early January of 2007.

Prior to the closing of the $30,000,000 financing, as of December 31, 2006, Sutcliffe had $217,193 in cash and cash equivalents (2005: $35,271 cash and $1,159,182 restricted cash); and a working capital deficiency of $860,041 (2005: working capital of $978,540).

The Company has no long-term debt and its credit and interest rate risks are limited to interest-bearing assets of cash and cash equivalents. Accounts payable and accrued liabilities are short-term and non-interest bearing.

There are a number of full and part-time management and administrative employees/consultants based in Vancouver and Russia.

The consolidation of the Chukotka properties was initiated in the three and twelve month periods ended December 31, 2006 through the accounting of ZOA Chukot Gold as a VIE. The write-down of the Beale Lake property was formalized in the three and twelve month periods ended December 31, 2006.

Sutcliffe Resources’ focus is to become a mid-tier gold producer through the advancement of its gold exploration properties in the Russian Federation. In addition, management will continue to evaluate further acquisition opportunities in Russia. For 2007, the Company intends to proceed as follows:

  Complete the NI 43-101 compliant technical reports on the Ozherelie and Ykanskoye projects (since completed and filed on sedar April 25, 2007).

  Complete the NI 43-101 compliant technical reports on the Tumannoye and Elvenei projects.

  Initiate a US$12 million exploration program on the Ozherelie and Ykanskoye properties commencing in late May, 2007. The program designed will include over 15,000 meters of core drilling, with additional RC/conventional air rotary (BTS) drilling and trenching.

  At Elvenie and Tumannoye, camp facilities and equipment have been mobilized and exploration will commence in the late Spring.

SR MD&A 06 Annual Dec 31

2006 ACTIVITIES

RUSSIAN FEDERATION PROPERTIES

Sutcliffe has, over the last six months preceding the date of this report, assembled four major gold exploration properties – specifically, Ozherelie, Ykanskoye, Tumannoye and Elvenei.

All of the technical work performed previously at these exploration properties has been carried out by Russian personnel on behalf of Russian exploration companies. In some cases, resource estimates have been calculated by the Russian investigators using Russian methodologies and Russian classification nomenclature. Russian resource estimates for the Tumannoye and Elvenei properties were prepared prior to February 1, 2001 and represent historical estimates. For these estimates, insufficient work has been done by a Qualified Person to classify the historical estimates as current mineral resources. Sutcliffe is not treating the historical estimates as current mineral resources and the historical estimates should not be relied upon.

The Russian resource estimates for the Ozherelie and Ykanskoye properties were prepared after February 1, 2001. At the time of the ML Ltd. acquisition, these estimates were not Canadian National Instrument 43-101 compliant. Subsequent to the 2006 year end, Sutcliffe completed a NI 43-101 report that confirmed previous Russian C1 and C2 resources as equivalent to CIM inferred resources. Relative to the significant scope of both projects, previous exploration has been relatively limited. Consequently Sutcliff will carry out exploration programs on these projects in 2007.

About Baykal Gold

Baykal Gold (“Baykal”) is a company incorporated under the laws of the Russian Federation to acquire tendered or licensed properties in the region of Irkutsk. Baykal was accounted for by Sutcliffe as a VIE during 2006. Sutcliffe is obligated to pay US$500,000 to acquire 100% of Baykal and with it an initial 51% acquisition of ML. An additional finder’s fee of US$400,000 will also be paid upon the acquisition of the remaining 49% of ML.

About ML Ltd.

ML is the owner of the Ozherelie and Ykanskoye gold projects located in the Irkutsk Oblast region of East Siberia, approximately 1,100 km north of the City of Irkutsk and 35 km from the Sukhoi Log gold deposit.

Subsequent to year end, the Company paid US$10,148,000 to acquire a 51% interest in ML and must thereafter incur US$12,000,000 in exploration expenses on the two projects over four years. The 51% interest in ML was acquired from six arm’s length individuals, who retain the 49% balance. If a resource calculation prepared as a “C2” calculation under Russian law and indicating a reserve of at least 20 tonnes of gold (approximately 650,000 troy ounces) is received by the Company, Sutcliffe will be obligated to pay an additional US$8,000,000 for the remaining 49% interest in ML, giving the Company 100% control of the two projects. After such time as the entire US$12,000,000 has been spent on exploration, a further C2 resource calculation will be prepared and the Company will be obligated to pay to the vendors of ML that amount which is equal to US$10.00 per ounce for each troy ounce in excess of 20 tonnes.

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Ozherelie and Ykanskoye

The Ozherelie and Ykanskoye gold deposits are located within a highly mineralized belt which includes the world class Sukhoi Log gold deposit as well as a number of other hard rock and alluvial gold mines. The region has historically produced a reported 48 million ounces, making it one of the most prolific gold producing regions in the world. Approximately 10km apart, Ozherelie and Ykanskoye are located in two separate areas both with mining licenses having terms of 20 years from August 2, 2006.

Sutcliffe has initially budgeted US$12.0m for exploration at its Irkutsk properties, which will include over 15,000m of core drilling, 40,000m of RC/conventional air rotary (BTS) drilling and 30,000m³ of trenching. Two large diameter core rigs have been mobilized with drilling on both gold properties due to start in the Spring.

Approximately two-thirds of the above budget will be spent at Ozherelie, with the remainder spent at Ykanskoye. At both properties, two phases of exploration are planned with the following objectives:

  Phase 1 exploration, will be designed to define the continuity of the mineralized gold horizons across the respective properties

  The Phase 2 program, which will commence before year-end, is planned to define additional gold resource potential both down dip and along strike of the current known resource areas.

At Ozherelie, five mineralized zones have been identified by ML Ltd. The approximate strike length comprised in the resource blocks of Zones 1 and 4 is only 0.5km, leaving more than 6.5km of potential strike remaining to be tested. In the first phase of exploration, a 480m x 160m drilling grid is planned along strike and down dip of the current resource in Zone 1. In addition, three widely spaced drill fences will test the continuity of the mineralized horizon between Zone 3 and Zone 4. Due to the coarse free gold nature of the mineralization, core drilling will also be supplemented by a significant amount of trenching, and BTS drilling primarily in Zone 3. For Phase 2, exploration will be augmented with a large diameter RC drill rig. Drilling will concentrate on expanding known resources around Zone 1 through infill drilling on a 120m x 80m grid.

Currently at Ykanskoye, trenching has only been along approximately 1.4km of the potential 6km strike length. In Phase 1 of exploration, additional trenching will be completed along the remaining 4.6km of strike length. Furthermore, seven widely spaced fences of core holes (approx 1km apart) are planned to test down dip continuity. Phase 2 exploration will concentrate on expanding the current resource in the central-north area of the property through step out and infill core drilling on a 120m x 80m grid pattern (for plan details see attachments to SR Press Release #03-07 filed on Sedar).

In addition to the above exploration programs, Sutcliffe, through ML Ltd, will prepare a centralized database and data verification program from ML’s regional exploration office in Bodaibo, Irkutsk, and their corporate office in Konakovo. ML retains a staff complement of 20 qualified employees who are currently assigned to prepare the infrastructure around the projects in order to commence the drill and trenching programs.

SR MD&A 06 Annual Dec 31

On April 5, 2007 the Company filed with the TSX Venture Exchange its National Instrument 43-101 independent technical report prepared by Gustavson Associates, LLC on the Company’s Irkutsk projects in the Russian Federation. The report dated March 20, 2007 and entitled “Technical Report on the Ozherelie and Ykanskoye Gold Projects, Irkutsk Oblast, Russia” is filed on www.sedar.com.

The report was prepared under the supervision of Mr. William J. Crowl, R.G. who is an independent qualified person as defined by NI 43-101. Key findings of the report, which reviews the historic exploration work undertaken at the two properties, are:

Gustavson considers that the previously reported Russian C1 and C2 mineral resources can be classified and reported as CIM Inferred Mineral Resources and as such are therefore NI 43-101 compliant. The Inferred Mineral Resources (using a 1.0g/t cutoff grade, a 3m composite thickness and a 2.7 S.G.) are as follows:

Inferred Mineral Resource:

Property	Tonnes (millions)	Grade (g Au/t)	Contained Au (oz)	Contained Au (t)
Ozherelie	1.05	3.68	124,000	3.86
Ykanskoye	1.40	3.43	154,000	4.78
Total	2.45	3.53	278,000	8.65

Resource estimates at Ozherelie relied on the data from 20 core holes (1,317m) with an average spacing of 100m to 125m and 11 trenches on the mineralized zone spaced from 40m to 125m apart. At Ykanskoye, data from 6 core holes (476m), spaced from 75m to 125m apart, combined with 17 trenches with an average spacing of some 50m were used in the resource estimate. Simple polygonal estimation methodology was employed to estimate the mineral resources.

Relative to the potential extent of the deposits, Gustavson considers that only a small portion of the prospective ground has been explored. Consequently, there is “significant potential for the discovery of substantial additional gold mineralization both along strike and down dip” at both properties.

Tumannoye and Elvenei

In the Chukotka Autonomous Oblast, Chukot Gold acquired 20 year mineral licenses for 2 highly prospective gold projects explored from the 1950’s through the 1990’s. Each has a long history of exploration by Russian entities. No material exploration activity has taken place on any of the properties since at least 1994.

The Tumannoye project is located in the northern part of the Chukotski Peninsula, in the Ilutin administrative area of Chukotka. The project is located on a Class II Egvekinot-Ilutin motorway, 199km to the east of the seaport of Egvekinot. The nearest settlement, Geologichesky, is located 40km to the west. There is a 29.3MW thermal power station in Ekveginot and an 110kW power line following the Egvekinot-Ilutin motorway.

SR MD&A 06 Annual Dec 31

The Tumannoye gold project, comprising approximately 19km2 has seen 128,000m3 of trenching and 15,771m of core drilling. The host rocks are Triassic sediments and Cretaceous granodiorites, dikes of earlier-cretaceous lamprophyres, granite-porphyries, late-cretaceous granite-porphyries, diorite-porphyrite, andesites, basalts and trachydolerites. The structures containing the gold-sulfidic mineralization are related to brecciation, collapse features and metasomatic alteration zones. The gold mineralization occurs in two forms – tabular deposits of interspersed pyrite-arsenopyrite in metasomatically altered terrigenous-carbonaceous bodies and, to a lesser extent, as arsenopyrite-quartz stringers in mineralized dikes of granite porphyry.

Gold mineralization is reported to be associated with arsenopyrite and carbonaceous material. Also associated with the mineralization are varying amounts of antimonite, sphalerite, galena and chalcopyrite. Gold content ranges from 0.5g/t up to 111g/t, reportedly averaging 5 to 12g/t. Silver is reported at relatively low concentrations in samples. A zone of partial oxidation exists near the present ground surface.

Drilling has intersected mineralized zones up to 350m in vertical depth, with projections exceeding 400m. Some 15 separate zones (targets) have been identified in the prospect. Mineralized bodies reportedly range from 0.4m to 7.5m in thickness and from 50m to 400m along strike.

A historical resource estimate for the Tumannoye deposit by Russian investigators as at July 9, 1995 was 3.6 million tonnes at a gold grade of 7.1g/t. A Qualified Person has not done sufficient work to classify the historical estimate as a current mineral resource. Sutcliffe is not treating the historical estimate as a current mineral resource and the historical estimate should not be relied on.

The Elvenei project is located in the Chaunsky area of the Chukotka Autonomous Oblast, 540km southwest of the town of Pevek, the largest Arctic seaport in the area. It is 15km off the Pevek-Bilibino automobile road, 110km west of Bilibino, the site of a nuclear power station (43MW).

Russian exploration to date (1968 to 1992) has defined a gold-mineralized system of quartz veins and linear silicified breccias in Triassic sandstones, shales and siltstones intruded by a granitoid dome and a late Cretaceous complex of independent small intrusions forming a ring dike structure. Early work in the area concentrated on tungsten mineralization in the contact metamorphosed sediments adjacent to the intrusives. Subsequent work focused on the gold mineralization, with a number of trenches and core holes being completed. Mineralogy of the mineralized bodies is simple. The main ore minerals are pyrite and arsenopyrite. Other sulfides present include antimonite.

Six potential mineralized bodies have been outlined at Elvenei, not all of which have seen systematic trenching and drilling. Initial exploration at Elvenei in the Chukotka region will involve the compilation and review of all historical exploration results. A drilling and sampling program based on this will be designed to test the vein hosted gold mineralization at Elvenei to bring the exploration up to NI43-101 reporting standards and to enable the testing of the current 6 known vein systems both along strike and at depth to define the overall potential of the mineralized system. Exploration will also be focused on discovering additional zones beyond those discovered to date.

On the Tumannoye prospect initial exploration work conducted by Sutcliffe will involve the compilation and evaluation of all historical exploration work, including metallurgical recovery

SR MD&A 06 Annual Dec 31

test-work. Confirmatory drilling, sampling and test-work will be planned to confirm the resource defined to date and to bring the samples databases up to the required reporting standards. Ongoing work will consist of the drill testing of the extensions of the gold mineralization discovered to date and based on the ongoing evaluation work on drill testing and sampling of additional targets to the vein system discovered to date. Priority will be given to evaluating exploration methods suitable at defining additional drill targets.

To expedite and enhance the future exploration programs, Sutcliffe has mobilized a skid-mounted Longyear 38 Diamond drill with new Deutz Turbo Diesel Engine, 420- FMC Hydraulic pump, NQ hydraulic drill head, 28 feet folding derrick, 20 feet rod pull, 8' x 18' drill shack, also drill steel, core boxes, drill mud and lubricants. Sutcliffe has also sent spares and extra supplies for drill rig. In addition, Sutcliffe has purchased two D9 dozers, one for Tumannoye and one for Elvenei. A 20 man camp, generators and supplies for Tumannoye has been purchased and shipped. Further equipment will be sourced to accommodate the drill program. Sutcliffe will set up the facilities and provide travel and procurement logistics for Tumannoye and Elvenei.

CANADIAN PROPERTIES

BEALE LAKE, BRITISH COLUMBIA

The Company has completed 10 diamond drill holes (BL06-01 to BL06-10) out of 24 permitted, on its 100% optioned Beale Lake property in Northern BC. The initial targets on the East and West Zones were bulk tonnage – low grade disseminated gold associated with intrusive activity (Induced Polarization). All zones had been identified with corresponding multi-element soil geochemistry and I.P. geophysical anomalies. A total of 1928 metres were drilled.

The best gold value was in BL09-09 which returned 6.58 g/t over 0.35 metres, along with 11.8 g/t silver. Near the bottom of this same hole several intervals returned further elevated gold and silver values to 0.73 g/t gold, 8.5 g/t silver, and up to 2800 ppm arsenic and 1260 ppm tungsten. Drill hole BL06-05 intersected 0.49 g/t Au and 16.3 g/t Ag over 1 metre approximately 750 metres north of BL06-09. Only a portion of the zones were tested and drilling suffered from numerous technical difficulties due to extremely poor ground conditions. Several of the holes were abandoned prior to reaching the target depth due to faulting and squeezing ground conditions.

There are multiple mineralized zones that remain untested on the property and that need further work, however, in view of the Company’s refocused strategy on the Russian Federation it has written down the costs of Beale Lake by $3,359,586 until such time as it is able to devote the financial and human resources to properly assess its potential.

HARRISON LAKE, BRITISH COLUMBIA

The Harrison Lake Project is a belt of ultramafic and metavolcanics and metasediments which extend from the site of the former B.C. Nickel Mine, 7 kilometers north of Hope, B.C., over 60 kilometers along the east side of Harrison Lake. The Company had previously identified 15 high priority sulphide related Airborne ElectroMagnetic (AEM) targets and combined with the data from detailed ground geophysical surveying had selected drill hole locations. Drilling will commence once the Company finalizes its joint venture arrangement and weather conditions are favourable.

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SUMMARY OF QUARTERLY RESULTS

All values expressed in Canadian dollars

	Dec 31,2006	Sep 30, 2006	Jun 30, 2006	Mar 31, 2006
Total Revenue	Nil	Nil	nil	nil
G & A Expenses	8,914,752	169,786	559,777	492,552
Loss	8,588,591	169,786	691,578	624,353
Net Loss	7,659,816	495,702	677,700	622,425
Loss/share	0.18	0.01	0.02	0.02
Resource Property	337,968	6,292,420	623,476	786,627
Total Assets	26,647,091	12,457,000	7,521,764	8,389,551
	Dec 31, 2005	Sep 30, 2005	Jun 30, 2005	Mar 31, 2005
Total Revenue	Nil	Nil	nil	nil
G & A Expenses	559,790	149,259	177,188	46,452
Loss	232,876	470,140	177,188	46,452
Net Loss	232,876	470,140	177,188	46,452
Loss/share	0.01	0.02	0.01	0.01
Resource Property	159,307	499,810	72,588	43,511
Total Assets	3,884,169	1,812,746	2,302,417	490,281

GENERAL AND ADMINISTRATIVE EXPENSES

Quarter ended	Quarter ended

Dec. 31,2006	Dec. 31,2005

Consulting fees	1,679,488	76,587
Travel and automotive	48,406	619
Rent and office services	22,831	1,092
Salaries	29,154	-
Investor relations, communications	169,846	28,394
Professional fees	238,075	56,000
Resource Property investigation	2,455,690	84,795
Transfer and regulatory fees	9,107	9,924
Management fees	443,432	260,161
Interest and bank charges	369	114
Exchange gain/loss	410,693	-
Interest on demand loans	-	26,374
Financing fees	-	15,730
Write-down on Beale Lake property	3,359,586	-
Loss on unratified options	48,075	-
Total	8,914,752	559,790

SR MD&A 06 Annual Dec 31

For the three month period ended December 31, 2006 the General and Administrative expenses were $8,914,752 (2005 - $559,790). The increase of $8,354,962 was a result of the accelerated developments in the acquisition of mineral properties in Russia, the initiation of a major financing which was completed in 2007, the expensing of stock-based compensation amounts, resource property investigation expenses and the write-down of property expenses. During this three month period, consulting fees of $1,679,488 (2005 - $76,587) contained $1,026,474 (2005 – $65,179) of stock-based compensation; investor relations of $169,846 (2005 - $28,394) contained $86,971 (2005 - $15,041) of stock-based compensation and management fees of $443,432 (2005 - $260,161) contained $423,932 (2005 - $240,661) of stock-based compensation. Professional fees of $238,075 (2005 - $56,000) increased by $182,075 over the same period in 2005 due to the increased legal and accounting fees resulting from the mineral property acquisitions and the equity financing which occurred during the last quarter of 2006. As well, resource property investigation costs increased by $2,370,895 to $2,455,690 (2005 - $84,795) and there was a write-down of $3,359,586 in costs associated with the Beale Lake property.

RESOURCE PROPERTY EXPENDITURES

Resource property expenditures in the three months ended December 31, were as follows:

	Quarter Ended December 31, 2006				Quarter Ended December 31, 2005
	Beale	Harrison	Elvenie	Tumannoye	Beale	Harrison	Elvenie	Tumannoye
Assay and Reports	159	-	-	-	-	-	-	-
Consulting/Eng.	11,856	5,569	19,963	16,334	8,397	2,615	-	-
Equipment/Supp.	2,661	22,114	105,017	128,925	59,833	662	-	-
Field Personnel	-	18,891	-	-	8,055	1,079	-	-
Filing Fees	-	6,479	-	-	-	7,498	-	-
Mobilization	-	-	-	-	-	1,500	-	-
Travel	-	-	-	-	1,168	-	-	-
Reclamation Bond	-	-	-	-	50,000	20,000	-	-
	14,676	53,053	124,980	145,259	127,453	31,854	-	-

Excluding acquisition costs, total property expenditures for the quarter ending December 31, 2006 were $337,968 (2005: $159,307)

RELATED PARTY TRANSACTIONS

For the three month period ended December 31, 2006, related party transactions were management fees charged by a director totaling $19,500.

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SUMMARY OF ANNUAL RESULTS

GENERAL AND ADMINISTRATIVE EXPENSES

	Dec 31, 2006	Dec 31, 2005
Consulting Fees	2,073,275	119,895
Travel and Automotive	87,637	1,981
Rent and Office Services	57,789	17,552
Salaries	29,154	----
Investor Relations and Communications	264,327	47,282
Professional Fees	345,705	133,651
Resource Property Investigations	2,577,895	84,795
Transfer and Regulatory Fees	68,822	52,004
Management Fees	812,184	294,661
Interest and Bank Charges	1,725	1,492
Exchange Gain/Loss	410,693	---
Interest on Demand Loans	---	81,301
Financing Fees	---	98,075
Write-down of Beale Lake property	3,359,586	---
Loss on ungratified options	48,075	---
	10,136,867	932,689

For the year ended December 31, 2006 General and Administrative expenses were $10,136,867 (2005 - $932,689). The increase of $9,204,178 is a direct result of the Company’s pursuit and acquisition of mineral properties in the Russian Federation, the result of expensing stock-based compensation amounts and the write-down of Beale Lake property expenses. During the period, consulting fees of $2,073,275 (2005 - $119,895) contained $1,750,108 (2005 - $65,179) in stock-based compensation; investor relations of $264,327 (2005 - $47,282) contained $164,140 (2005 - $15,041) in stock-based compensation and management fees $812,184 (2005 - $294,661) contained $734,183 (2005 - $240,661) in stock-based compensation. Professional fees of $345,705 (2005 - $133,651) increased by $212,054 over year 2005 as a result of legal and accounting fees connected with the Russian Federation acquisitions as well as the completion of equity financings. Resource property investigation costs of $2,577,895 (2005 - $84,795) represent a year over year increase of $2,493,100 and represents costs, including a penalty of $1,171,250, incurred in property sourcing prior to the finalization of the acquisitions. The write-down of the expenses associated with the Beale Lake property amounted to $3,359,586 (2005- $nil).

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Resource properties expenditure breakdown:

	Beale Lake	Harrison	Elvenie	Tumannoye	Other	Total
Additions during 2006:
Acquisition costs:
Paid in cash	50,000	-	1,439,404	1,341,875	169,071	3,000,350
Paid in shares	75,000	-	-	-	-	75,000
Exploration Costs:
Assay and reports	21,217	-	-	-	-	21,217
Consulting/engineering	115,991	9,569	19,963	16,334	-	161,857
Diamond drilling	343,523	-	-	-	-	343,523
Equipment & supplies	666,533	25,025	300,144	280,405	-	1,272,107
Field personnel	281,817	20,952	-	-	-	302,769
Filing fees	-	6,479	-	-	-	6,479
Mobilization/Demob	69,901	-	258,648	316,123	-	644,672
Travel	4,000	-	-	-	-	4,000
Total exploration costs	1,502,982	62,025	578,755	612,862	-	2,756,624
Property costs written off	(3,359,586)	-	-	-	-	(3,359,586)
Balance, Dec 31, 2006	50,000	889,319	2,018,159	1,954,737	169,071	5,081,286

RELATED PARTY TRANSACTIONS

Robert Maddigan, a director of the Company is also a director of an engineering and construction company with extensive Russian Federation infrastructure and experience. Sutcliffe utilized the construction company for procurement and movement of goods at prevailing industry rates. This resulted in the following related party transactions:

  For the year ending December 31, 2006, the Company was charged $475,370 (2005 - $nil; 2004 - $nil) by a company owned by a director of the company for consulting fees related to resource properties in Russia.

  As at December 31, 2006 the Company was owed $89,748 for loans made to a company (and its Russian subsidiary) owned by a director of the Company. The loans bear interest at rates ranging from 0% to 1% per annum.

  As at December 31, 2006 the Company was owed $40,353 for loans made to a Russian company owned by a director and owner of a VIE of the Company. The loans bear interest at rates ranging from 0% to 1% per annum.

  As at December 31, 2006 the Company was owed $6,944 for advances made to other related parties in Russia.

  The Company is owed $103,092 by a company owned by a director of the Company for an overpayment on the supply of equipment and services for the Chukotka project in Russia. This related party expedited the movement of equipment and supplies from Canada to Russia for the Company and was paid for their services. The transactions have been recorded at a carrying value of $1,933,162 with the $449,347 difference between the exchange and carrying values being charged against the Company’s Deficit.

For the year ending December 31, 2006, the value of stock-based compensation granted to directors and officers totaled $ 938,976 (2005 - $131,907; 2004 - $nil).

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For the year ending December 31, 2006, management fees charged by the President totaled $78,000 (2005 - $54,000; 2004 - $30,000)

Unless otherwise noted, the above noted transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

RISKS AND UNCERTAINTIES

Exploration and mining companies face many and varied kinds of risks. While risk management cannot eliminate the impact of all potential risks, the Company strives to manage such risks to the extent possible and practical.

The principal activity of the Company is mineral exploration, which is inherently risky. Exploration is also capital intensive, and the Company currently has no source of income and must depend on equity financings as its main source of capital. Only the skills of its management and staff in mineral exploration and exploration financing serve to mitigate these risks and therefore are one of the main assets of the Company.

Following are the risk factors, which the Company’s management believes are most important in the context of the Company’s business. It should be noted that this list is not exhaustive and that other risk factors may apply. An investment in the Company may not be suitable for all investors.

Operations in the Russian Federation

The Company has shifted the focus of its exploration activities from British Columbia, Canada to the Russian Federation. The Company has been successful in 2006 in assembling four major gold exploration projects in the Russian Far East with additional acquisitions to come on stream in 2007. Operations in the Russian Federation, however, do come with an inherent risk that is not generally prevalent in most Western countries. The major uncertainties include economic risk factors and the predictability of both government policy and Russian law. Since 1999 the Russian economy has stabilized, and along with stability in government policies and the alignment of Russian law with World Trade Organization regulations, these measures have significantly reduced the business risks of operating in the Russian Federation.

Competition

The Company competes with many companies that have substantially greater financial and technical resources than the Company for the acquisition of mineral properties as well as for the recruitment and retention of qualified employees.

Title Matters

Title to and the area of mining concessions may be disputed. Although the Company has taken steps to verify the title to mineral properties in which it has an interest, in accordance with industry standards for the current state of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

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The Corporation is Experiencing Negative Cash Flow

The success of the Corporation’s business will depend upon the Corporation’s ability to develop its cash flow from operations to a point where it becomes profitable. Since it is experiencing negative cash flow its cash reserves are being depleted. Accordingly, the Corporation will require additional funds through the sale of equity and/or debt capital in the future. The only alternatives for the financing of the Corporation’s business would be the offering by the Corporation of an interest in its mining properties to be earned by another party or to obtain project or operating financing from financial institutions, neither of which is presently intended.

If the Corporation cannot increase its cash flow and become profitable it will have to raise additional funds. However, such funds might not be available on acceptable terms as a result of which there will be a material adverse effect on the Corporation, its business and results of operations and it may not achieve its business objectives.

The Corporation has No History of Operations

The Corporation has no history of, and is in the early stages of development on its mining property. The Corporation may experience higher costs than budgeted and delays which were not expected. The Corporation must also locate and retain qualified personnel to conduct exploration work. Further adverse changes in any one of such factors or the failure to locate and retain such personnel will have an additional adverse effect on the Corporation, its business and results of operations.

The Mining Industry is Speculative and of a Very High Risk Nature

Mining activities are speculative by their nature and involve a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.

The Corporation’s drilling activities are in the development stage and such development is subject to the risk that previously reported inferred mineralization is not economic. If this occurs, the Corporation’s existing resources may not be sufficient to support a profitable mining operation.

The Corporation’s activities are subject to a number of factors beyond its control including intense industry competition and changes in economic conditions, including some operating costs (such as electrical power). Its operations are subject to all the hazards normally incidental to exploration, development and production of precious metals, any of which could result in work stoppages, damage to or loss of property and equipment and possible environmental damage.

An adverse change in any one of such factors, hazards and risks would have a material adverse effect on the Corporation, its business and results of operations. This might result in the Corporation not meeting its business objectives.

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The Corporation is Dependent on Various Key Personnel

The Corporation’s success is dependent upon the performance of key personnel. The Corporation does not maintain life insurance for key personnel and the loss of the services of senior management or key personnel could have a material and adverse effect on the Corporation, its business and results of operations.

The Corporation’s Activities might suffer Losses from or Liabilities for Risks which are not Insurable

Hazards such as unusual or unexpected geological formations and other conditions are involved in mineral exploration and development. The Corporation may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. The payment of such liabilities would have a material, adverse effect on the Corporation’s financial position and results of operation.

The Corporation currently carries general commercial liability, tenant’s legal liability, building, contents and contractors equipment insurance. Additionally, all contractors carry their own general and equipment liability insurance.

Although the Corporation intends to maintain liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities might exceed policy limits, the liabilities and hazards might not be insurable against, or the Corporation might not elect to insure itself against such liabilities due to high premium costs or other reasons, in which event the Corporation could incur significant costs that could have a materially adverse effect upon its financial condition and results of operation.

There is Uncertainty of the Nature and Amount of the Corporation’s Resources

While the Corporation has carried out, and will carry out on an annual basis, estimates of its mineral resources, this should not be construed as a guarantee that such estimates are accurate. If such estimates prove to be materially inaccurate, that would have a material and adverse effect on the Corporation’s business and results of operations.

OFF-BALANCE SHEET TRANSACTIONS

The Company has not entered into any off-balance sheet transactions.

CRITICAL ACCOUNTING POLICIES

Consolidation

These consolidated financial statements include the accounts of the Company and its variable interest entities. The Company consolidates a variable interest entity when the Company has a variable interest that absorbs a majority of the entity’s expected losses, receives a majority of the entities expected residual returns, or both, in compliance with the Accounting Standards Board’s (“AcSB”) Accounting Guideline 15 (“AcG15”) “Consolidation of Variable interest Entities”. An entity is a variable interest entity and accordingly, is subject to consolidation according to AcG15 when, by design, the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated

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financial support or the holders of the equity investment at risk, as a group, lack any characteristics of a controlling financial interest. All inter-company balances and transactions have been eliminated on consolidation.

Variable Interest Entities and Non-Controlling Interest

In September, 2006, the Emerging Issues Committee issued Abstract No. 163, “Determining The Variability To Be Considered in Applying AcG-15” (“EIC-163”). EIC 163 concludes that the “by-design” approach should be the method used to assess variability of an interest when applying AcG-15. The by-design analysis focuses on the role of a contract or arrangement in the design of the entity, rather than its legal form or accounting classification. EIC-163 requires an analysis of the design of the entity in determining the variability of interests to be considered in applying AcG-15 using a two-step approach. The first step is to analyze the nature of the risks in the entity. The second step is to determine the purpose(s) for which the entity was created and determine the variability (created by the risk identified in Step 1) the entity is designed to create and pass along to its interest holders. The guidance may be applied to all entities (including newly created entities) with which an enterprise first becomes involved, and to all entities previously required to be analyzed under AcG-15 when a reconsideration event has occurred, effective January 1, 2007, with early adoption encouraged.

ZAO Chukot Gold (“Chukot”) was incorporated on December 26, 2005. On July 16, 2006 the Company signed an agreement guaranteeing funding for the future expenditures of Chukot. Chukot was incorporated in order to enable the Company to pursue mineral interests in Russia. The Company had supplied Chukot with non interest-bearing, no repayment term loans in the sum of $4,791,462 to be used for resource property acquisition and exploration costs. Chukot would not be able to operate without this subordinated support and this capital was at risk. The Company is considered the primary beneficiary because it absorbs the expected risk and residual gain of Chukot. As a result, the operations of Chukot were consolidated with the Company as of the date of the agreement guaranteeing funding on July 16, 2006 (“the Involvement date”).

ZAO Baykal Gold (“Baykal”) and ZAO KM Gold (“KM”) were incorporated on July 20, 2006 and July 30, respectively. Baykal and KM were incorporated in order to enable the Company to pursue mineral interests in Russia. The Company (through Chukot) had supplied Baykal and KM with non-interest bearing, no repayment term loans in the sum of $1,171,249 and $252,165 respectively to be used as a deposit for the purchase of the shares of ML Ltd (“ML” – Note 7) and resource property and acquisition costs. Baykal and KM would not be able to operate without this subordinated support and this capital was at risk. The Company (through Chukot) is considered the primary beneficiary because it absorbs the expected risk and residual gain of Baykal and KM. As a result, the operations of Baykal and KM were consolidated with the Company as of the initial transfer of funds on December 21, 2006 and October 12, 2006 respectively (“the Involvement date”).

Chukot had net assets of $115,706 on July 16, 2006. This amount was recorded as a non-controlling interest on that date. The non-controlling interest was reduced to $nil at the year-end from losses incurred by Chukot and being absorbed by the non-controlling interest from the VIE inception date through December 31, 2006. The $12,005 in net liabilities of Baykal and KM at the Involvement dates have been charged to the Statement of Loss for the period ended December 31, 2006.

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Financial Instruments

Financial instruments include cash and cash equivalents, receivables, deposits, restricted cash, due from Arax Energy Inc., due from related parties, flow-through share proceeds, accounts payable and accrued liabilities and loans payable. It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments other than a currency risk for amounts denominated in Russian Rubles. The Company has financial assets of $1,132,281 (2005 - $nil) and financial liabilities of $399,015 (2005 - $nil) denominated in Russian Rubles. Unless otherwise noted, due to their current maturities, fair values approximate carrying values for these financial instruments. The fair value of due from related parties was not practical to determine.

Foreign Currencies

The Company’s functional currency is the Canadian dollar. Overseas transactions are principally denominated in Russian Rubles and US Dollars. Monetary items denominated in foreign currencies are translated into Canadian dollars using exchange rates in effect at the balance sheet date and non-monetary items are translated using historical exchange rates. Exchange gains or losses arising on the transaction or settlement of foreign currency denominated monetary items are included in the determination of net loss

For integrated foreign operations, monetary assets and liabilities are translated at year end exchange rates and other assets and liabilities are translated at historical rates. Revenues, expenses and cash flows are translated at monthly average exchange rates except for amortization, which will be translated at the historical rate. Gains and losses on translation of monetary assets and monetary liabilities are included in the determination of net loss.

PENDING TRANSACTIONS

To the best of Management’s knowledge, there are no pending transactions that will materially affect the performance or operation of the Company.

LIQUIDITY

The activities of the Company, principally the acquisition of mineral properties and exploration thereon, are financed through the completion of equity offerings involving the sale of equity securities. These equity offerings generally include private placements and the exercise of warrants and options.

During the year the Company raised funds as follows:

On February 14, 2006, pursuant to a non-brokered private placement, the Company issued 4,768,500 units for gross proceeds of $2,622,675. Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase one common share at an exercise price of $0.75 for a two year period.

On September 11, 2006, pursuant to a non-brokered private placement, the Company issued 3,407,000 units at $0.75 per unit for gross proceeds of $2,555,250. Each unit consisted of one common share and one-half share purchase warrant with each whole share purchase warrant

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entitling the holder to purchase one common share at an exercise price of $0.85 for a two year period.

During the year 13,643,225 warrants were exercised for gross proceeds of $5,436,116 and 385,000 options were exercised for gross proceeds of $96,250.

As at December 31, 2006 there were 5,815,450 warrants outstanding at a weighted average exercise price of $0.60 which if fully exercised, would raise $3,473,027.

As at December 31, 2006 there were 6,765,000 options outstanding at a weighted average exercise price of $0.48 which if fully exercised would raise $3,246,900.

As at December 31, 2006, Sutcliffe had cash on hand of $217,193, and a working capital deficiency of $860,041.

SUBSEQUENT EVENTS

On January 11, 2007 the Company announced that in accordance with the subscription receipt agreement between the Company, Kingsdale Capital Markets Inc (the “Agent”) and Computershare Trust Company of Canada, the 21,590,000 subscription receipts issued on December 21, 2006 of the Company’s offering of up to 25,000,000 subscription receipts had been exercised for an equivalent number of common shares at $1.00 per share. The Company also announced that the Agent exercised its over allotment option and the remaining portion of the offering resulting in a further $8,410,000 of proceeds for a total gross financing of $30,000,000.

On January 17, 2007, the Company completed the acquisition of Chukot with the payment of US $327,750 to Chukot’s founding shareholder to acquire 100% of the ownership interest in the company.

On January 17, 2007, the Company completed the acquisition of Baykal with the payment of US $500,000 to Baykal’s founding shareholder to acquire 100% of the ownership interest in the company. An additional US $403,500 is payable to Baykal’s founding shareholder if the remaining 49% interest in ML is acquired.

On February 1, 2007, the Company entered into a management services agreement with an unrelated Russian company (“the Management company”) wherein the Company will pay US $156,800 and US $18,950 per month for management services related to the exploration of the Russian mineral properties and lease and operation of an office space respectively. A 150,000,000 Russian ruble line of credit was provided to the Management company to finance operations. As of June 21, 2007 the Management company had been advanced 13,200,000 Russian rubles on the line of credit.

On April 19, 2007 the Company announced the appointment of Mr. Patrick Downey to the Company’s board of directors.

On April 26, 2007 the Company entered into an agreement to pay 4,381,640 Russian rubles ($191,000) to KM’s founding shareholder to acquire a 100% ownership interest in KM.

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As at June 30, 2007 an additional 2,808,950 warrants were exercised for gross proceeds of $1,078,653 and an additional 471,500 options were exercised for gross proceeds of $235,650.

Shares issued and outstanding

As at June 30, 2007 the Company had 83,775,800 shares outstanding, 7,433,500 options outstanding and 5,090,000 share purchase warrants outstanding.

INTERNAL CONTROLS

The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) and other key management personnel have conducted an evaluation of the effectiveness of the Company’s disclosure controls and procedures. Based on this evaluation, the CEO and CFO have concluded that the design and operation of the Company’s disclosure controls and procedures were effective as at December 31, 2006, to provide reasonable assurance that all material financial information relating to the Company was made known to the CEO and CFO by others within the Company in order for them to complete their analysis and review of the financial position and results of the Company for the year ended December 31, 2006.

The Company evaluated the design of it is internal controls over financial reporting as defined in Multilateral Instrument 52-109 for the period ended December 31, 2006 and based on this evaluation have determine these controls to be effective except as noted in the following paragraph.

This evaluation of the design of internal controls over financial reporting for the Company resulted in the identification of internal control deficiencies which are not atypical for a company of this size including lack of segregation of duties due to a limited number of employees dealing with accounting and financial matters and insufficient in-house expertise to deal with complex accounting, reporting and taxation issues. The deficiencies relate primarily to the Company’s venture into the Russian Federation. Competent personnel are actively being sought to improve internal controls.

There have been no significant changes to the Company’s internal controls over financial reporting in the quarter ended December 31, 2006.

This MD&A was reviewed and approved by the Audit Committee and Board of Directors and is effective as of June 30, 2007.

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